                                                               EXHIBIT (a)(1)(i)



  THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER
        TO SELL SHARES. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE
         DATED JANUARY 21, 2000, AND THE RELATED LETTER OF TRANSMITTAL.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
              4,600,000 OF THE ISSUED AND OUTSTANDING SHARES OF
                             AIM FLOATING RATE FUND
                          AT NET ASSET VALUE PER SHARE

AIM Floating Rate Fund (the "Fund") is offering to purchase 4,600,000 of its issued and outstanding shares ("Shares") at a price equal to its net asset value ("NAV"), less any applicable early withdrawal charge, as of the close of the New York Stock Exchange on the Expiration Date, February 18, 2000. The Offer will expire at 5:00 p.m., New York City time on that date, unless extended, upon the terms and conditions set forth in the Offer to Purchase dated January 21, 2000 and the related Letter of Transmittal, which together constitute the "Offer." The Fund's NAV was [$9.73] per Share as of January 14, 2000. The applicable early withdrawal charge will be deducted from the proceeds of Shares tendered. The purpose of the Offer is to provide liquidity to shareholders since the Fund is unaware of any secondary market which exists for the Shares. The Offer is not conditioned upon the tender of any minimum number of Shares.

If more than the number of Shares contemplated by this Offer are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered when the decision to make the Offer was made, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any additional Shares that may be tendered during the extended Offer period or (2) purchase the number of Shares sought on a pro rata basis.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on February 18, 2000, and, if not yet accepted for payment by the Fund, Shares may also be withdrawn after March 17, 2000.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

The Fund's Board of Directors is currently soliciting shareholder approval of a restructuring proposal (the "Restructuring Proposal") that would reorganize the Fund as a Delaware business trust and would modify certain operational aspects of the Fund. If approved by Fund shareholders, it is anticipated that the Restructuring Proposal would become effective in March, 2000. Additional information about the Restructuring Proposal is contained in the Offer to Purchase.

Requests for free copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to the address and telephone number below. Shareholders who do not own Shares directly should effect a tender through their broker, dealer or nominee.


[LOGO]                                  AIM FLOATING RATE FUND
                                        11 Greenway Plaza, Suite 100
                                        Houston, Texas 77046-1173
                                        (800) 959-4246
                                                                January 21, 2000